July 23, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vista Oil & Gas, S.A.B. de C.V.
Registration Statement on Form F-1 (as amended)
SEC File No. 333-232516

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters, hereby join in the request of Vista Oil & Gas, S.A.B. de C.V. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:30 p.m., New York City time, on July 25, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 300 copies of the Preliminary Prospectus dated July 18, 2019 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Itau BBA USA Securities, Inc.

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ NICOLAS ROCA

Name:	Nicolas Roca
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ SANTIAGO GILFOND

Name:	Santiago Gilfond
Title:	Managing Director

ITAU BBA USA SECURITIES, INC.

By:	/s/ RODERICK GREENLEES

Name:	Roderick Greenlees
Title:	Director – Investment Banking Department

By:	/s/ PEDRO GARCÍA DE SOUZA

Name:	Pedro García de Souza
Title:	Managing Director – Investment Banking Department

MORGAN STANLEY & CO. LLC

By:	/s/ AMNA MALIK

Name:	Amna Malik
Title:	Executive Director

SANTANDER INVESTMENT SECURITIES INC.

By:	/s/ JUAN COPPOLA

Name:	Juan Coppola
Title:	MD

By:	/s/ MERCEDES PACHECO

Name:	Mercedes Pacheco
Title:	MD